UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-39600

DIGINEX LIMITED

(Translation of registrant’s name into English)

35/F Two International

Finance Street, Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Diginex Limited is filing this Amendment No. 1 on Form 6-K/A (“Amendment”) to replace Exhibit 99.1 solely to correct a typographical error from the version originally filed with the Securities and Exchange Commission on June 16, 2021. A copy of the corrected press release is attached as Exhibit 99.1 to this Amendment.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Corrected: Press release dated June 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diginex Limited

Date: June 16, 2021	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Financial Officer